Exhibit 99.83

Golightly Geoscience Ltd. 488 Lakepoint, Sudbury, Ontario P3E 6J3 Tel. 1-705-688-1503	E-mail: golgeo@sympatico.ca

J. PAUL GOLIGHTLY

CERTIFICATE OF QUALIFICATION

I, J. Paul Golightly, President of Golightly Geoscience Ltd., 488 Lakepoint, Sudbury, Ontario, P3E 6J3, do hereby certify that:

1.	I graduated with an Honours Degree in Bachelor of Science Geology from McGill University in 1961. I graduated with a degree of Doctor of Philosophy in Geology & Crystallography in 1968.

2.	I am licensed as a Professional Geoscientist with the Association of Professional Geoscientists of the Province of Ontario (APGO# 0879)

3.	I have worked as a geologist in mineral exploration and resource evaluation for INCO and in Consulting practice continuously for 40 years, including geology and resource evaluation of nickel laterite deposits for at least 20 years.

4.	I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

5.	I am responsible for Sections 4 to 15 of the Technical Report titled “Update to the Mineral Resource estimates of the Fenix Project, Izabal, Guatemala” (the “March 31, 2010 Technical Report”) with an effective date of March 31, 2010.

6.	I was consulted by INCO on a number of technical issues of the Fenix Project area deposits from 1970-1981, and prepared several mineralogical & geochemical reports on samples from the area in 1973-1977. I am the author of the technical report: Fenix Nickel Project: Nickel Laterite deposits of the Lake Izabal Region, Guatemala: Initial Assessment of activity required to re-evaluate the resources, 5 August, 2005 and am a co-author of the Technical Report: Mineral Resource Estimate, Fenix Project, Izabal, Guatemala, 4 July 2006 filed by Skye Resources.

7.	I have visited the Fenix Project property eleven times and my last visit occurred from November 6 to 13, 2007.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer as defined in section 1.4 of the Instrument.

10.	I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated at Sudbury, Ontario, 31 March, 2010

J. Paul Golightly, Ph.D., PGeo